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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            000-24452
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                         74912107

                          NOTIFICATION OF LATE FILING

(Check One) X  Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended: February 28, 1999
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

                              RMS TITANIC, INC.
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Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)

                               17 BATTERY PLACE
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City, State and Zip Code

                           NEW YORK, NEW YORK 10004
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 __      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed): Without unreasonable effort and expense, management of the registrant does not have an adequate opportunity to review the contents of the subject report so as to make the filing thereof within the prescribed time period.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              George Tulloch               212                 558-6300
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been
         filed?  If answer is no identify report(s).    X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              RMS TITANIC, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    May 30, 1997               By /s/ George Tulloch
    ---------------------------      ------------------------------------------
                                     George Tulloch, Principal Execuive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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(IV)   The registrant had income from operations of approximately
$3,400,000 for the fiscal year ended February 28, 1998 (the "1998 fiscal year), as compared to net income from operations of $158,391 for the fiscal year ended February 28, 1997 (the "1997 fiscal year"). This change in the results of operations is primarily attributable to revenue earned from exhibitions of approximately $4,100,000 during the 1998 fiscal year, as compared to revenue from exhibitions of $116,019 during the 1997 fiscal year. Furthermore, during the 1997 fiscal year, the registrant recognized revenue of $860,000 from the licensing of television and certain other rights with respect to its 1996 expedition to the Titanic wreck site, and sponsorship revenue of $150,000 related to this 1996 expedition. During the 1998 fiscal year, the registrant earned licensing fees of approximately $115,000 from the grant of television and print publishing rights, and did not recognize any revenue from sponsorship fees.

     Additionally, during the 1998 fiscal year, the registrant recognized revenue of approximately $200,000 from sales of its book "Titanic - Legacy of the World's Greatest Ocean Liner," which was published in November 1997. The registrant also recognized revenue from merchandising during its 1998 fiscal year of approximately $65,000 as compared to $26,391 for the 1997 fiscal year, and revenue from the sale of coal of approximately $147,000 during the 1998 fiscal year as compared to $94,154 during the 1997 fiscal year. These increases in the sale of merchandise and coal during the 1998 fiscal year are primarily attributable to the increase in the registrant's exhibition activities and sales from the registrant's 1-800 TITANIC telephone service and through its web site, both of which were established during the 1998 fiscal year. During the 1998 fiscal year, the registrant also recognized revenue of approximately $88,000 from the leasing of exhibitry utilized in the exhibition of its artifacts in St. Petersburg, Florida. The registrant did not lease any exhibitry to third parties during the 1997 fiscal year.

     During the 1998 fiscal year, the registrant also recognized other income of approximately $73,000, primarily from the setlement of debt owed to certain vendors for less than the original amount of the obligations.

     The registrant's general and administrative expenses increased to approximately $1,254,000 during the 1998 fiscal year, as compared to $1,079,470 during the 1997 fiscal year, principally as a result of an increase in conservation expenses of approximatley $141,000 and incurring financial public relations consulting expenses of approximately $40,000 during the 1997 fiscal year.

     After provision for income taxes of approximately $200,000 (after application of the available portion of its net operating loss carryforwards), the registrant had net income of approximately $3,300,000 in its 1998 fiscal year as compared to $157,534 in its 1997 fiscal year.